Inspira Technologies OXY B.H.N. Ltd.

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

May 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Inspira Technologies OXY B.H.N. Ltd. (CIK: 0001837493)
Registration Statement No. 333-279276 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Inspira Technologies OXY B.H.N. Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on May 23, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Inspira Technologies OXY B.H.N. Ltd.

By:	/s/ Yafit Tehila
Name:	Yafit Tehila
Title:	Chief Financial Officer